Exhibit 8.1

Significant Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
QK365.COM INC	British Virgin Islands
Alpha Mind Technology Limited	British Virgin Islands
Fenglinju Property (China) Limited	Hong Kong
Alpha Mind Technology Limited	Hong Kong
Jiachuang Yingan (Beijing) Information & Technology Co., Ltd	China

VIEs	Place of Incorporation
Huaming Insurance Agency Co., Ltd	China
Huaming Yunbao (Tianjin) Technology Co., Ltd	China